Bradford & Bingley

02 MAR -5 AM 8:23

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

02028275

Tel. 01274 806106

20 February 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Assistant Company Secretary

PROCESSED
APR 10 2002
THOMSON FINANCIAL

dw 4/5

Head Office, PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradford-bingley.co.uk

Bradford & Bingley

Preliminary Results

For year ended 31 December 2001

Preliminary Results
For year ended 31 December 2001

20 February 2002

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

Bradford & Bingley plc today issued its preliminary results for the full year ended 31 December 2001.

The Company came to the market at the end of 2000 and our strategy of expanding financial services retailing and growing selective lending is proving successful.

Financial Highlights

Bradford & Bingley has delivered a strong financial performance in 2001:

- Profit before tax and exceptional costs up 9.4% to a record £253.1m;
- Cost increase limited to only 1.9% at £456.1m;
- Return on equity (excluding exceptional items) increased to 14.2%, from 13.2%;
- Underlying earnings per share up over 18% to 26.0p;
- Final dividend of 8.7p, making a total dividend of 13.0p, up 20.4% from the 2000 pro forma distribution;

Business Highlights

- Record selective lending growth, with specialist mortgage balances up 38%, and over 42% in Commercial;
- Contained the expected post float spike in lending redemptions and savings outflows;
- Innovative developments in retail financial services:
  - The MarketPlace established as a strong retail brand, winning over 80,000 new customers in the first 9 months;
  - Increased mortgage broking revenue by 49%;
  - Estate agency contribution up 35%, with a 10% increase in like-for-like revenues;
  - Financial adviser sales force grew from 801 to 936 during the year;
- £30m cost reduction plan on target.

Capital Management

- £150m share buy-back programme announced today.

Christopher Rodrigues, Group Chief Executive said:

"During 2001, Bradford & Bingley has made good progress on the continued transformation of the business. We have contained post float customer outflows, delivered on cost savings targets and built strong momentum in our selective lending and financial services retailing businesses.

Today's announcement to buy back £150m worth of shares underscores our commitment to delivering increased value to shareholders through active capital management.

We expect to see continued growth in revenues in 2002 and believe we are well positioned for likely regulatory change. The current year has started well and we continue to believe that the quality and relatively low risk profile of our businesses put us in a strong position for the future."

BRADFORD & BINGLEY GROUP PRELIMINARY RESULTS 2001

FINANCIAL AND OPERATING REVIEW

Overview

In 2001 the business has prospered through another period of significant change. We have delivered strong growth in profits, earnings and dividends; accelerated the implementation of our selective lending strategy; completed the move to mortgage broking in our branches; launched The MarketPlace at Bradford & Bingley and introduced online wealth services at Charcol. We have achieved this whilst successfully containing the expected post float spike in lending redemptions and savings withdrawals.

Our programme to reduce the run rate of underlying costs by £30m continues. In the first half of the year, we completed the implementation of the rationalisation of our retail outlets announced in February. In the second half, we progressed with the next wave of cost reduction focussed on reducing costs in our operating centres.

Our strategy is growth focussed, but not capital intensive. Accordingly, we are able to repurchase up to £150m worth of shares over the next eighteen months and still finance our planned growth.

Profits and EPS

Profit before tax and exceptional items was £253.1m (2000: £231.4m).

Corporation tax was £71.3m (2000: £81.9m). This equates to an effective underlying tax rate of 30.4%.

Return on equity (before exceptional items) was 14.2% (2000: 13.2%).

Underlying earnings per share rose to 26.0p (2000: 22.0p).

Income and margins

The Group's total operating income was £713.5m in 2001, an £18m increase on the previous year.

Net interest income was £442.8m (2000: £425.8m), reflecting a continued improvement in net interest margin underpinned by our selective lending strategy. The Group's net interest margin rose 8 basis points to 1.88% during the year.

Non-interest income

Non-interest income increased to £270.7m with a notable 49% improvement in mortgage broking income. A more modest improvement in regulated product income is particularly pleasing in the difficult investment conditions in 2001. By significantly improving profitability we maintained property income at its 2000 level, notwithstanding the sale of the relocations business in September 2000 and the closure of 15% of the estate agency network. On a like-for-like basis, property income increased by over 10%. General insurance earnings were down due to redemptions from the traditional mortgage book.

Costs

Underlying costs have been well contained, and total expenses grew by less than 2% during 2001, excluding exceptional items, although investment continues to be made in the implementation of our independent retailing strategy.

Exceptional costs of £18.7m have been incurred in the year. These relate principally to the cost of branch closures, in addition to other restructuring costs.

Business segment performance

Lending & Savings

Profit before tax for the Lending & Savings business increased to £244.1m (2000: £242.8m).

Administrative expenses in Lending & Savings increased by only 2% to £140.5m (2000: £137.9m) following the successful transfer of operational activities to AMS.

Lending

The Lending business delivered a 20% increase in profits in 2001 to £189.0m, driven primarily by improved interest margins on consumer products, partially offset by a reduction in average balances.

We witnessed the anticipated increase in post flotation mortgage redemptions. However, as might be expected, the effect was somewhat delayed relative to the retail savings side, and was most pronounced through the middle of the year. As a result, this had a greater impact on year end balances than on 2001 earnings.

Gross new lending remained steady at £3.4bn in 2001, although total managed lending balances fell to £18.7bn (2000: £19.7bn) reflecting a reduction in the traditional mortgage book. However, this was largely offset by 38% growth in specialist mortgage balances and a 42% growth in commercial lending balances.

We have maintained our pre-eminent position in the buy-to-let market and grown our share in the self-employed market. The level of growth has been achieved whilst the margin on new lending has also increased reflecting the continued success of our selective lending approach.

Our mortgage broking business attracts new customers that other lenders obtain through the manufacture of lower margin, mainstream mortgage products. This means that our lending business can focus on higher margin selective products, benefiting our net interest margin. This effect has been partially offset by the expected changes in our balance sheet following conversion.

The Group continues to follow a prudent provisioning policy and has benefited from continuing good credit quality and declining arrears. The number of cases in arrears over three months has continued to decline both in total and as a percentage of the book during 2001.

Bad debt provisions of £6.1m (2000: £7.0m) have been charged to the Profit & Loss Account in 2001 reflecting continued strong asset quality. In addition, £4.7m of provisions (2000: £1.1m) were charged to the profit and loss accounts of the Group's securitisation vehicles.

Savings

Savings interest income declined by 17% in 2001 to £142.1m as a result of both a reduction in savings balances and a lower margin. Balances reduced, as expected, following our conversion at the end of 2000. Consequently, profit before tax for the retail savings business fell by £30.7m to £55.1m.

"Convenience" (access and notice accounts) savings balances bore the brunt of carpetbagger activity declining 16% to £5.6bn (2000: £6.7bn). "Value" (term and TESSA accounts) savings balances declined by only 1% to £7.1bn (2000: £7.2bn).

In our planned response to the post float impact, we launched a number of new savings products in 2001, including the innovative Double Guarantee Bond, Premier Saver and the Charcol Cash Management Account. As a result, there was a significant increase in new account openings, and balances stabilised in the second half of the year.

The Savings business is principally branch based. Savings customers enjoy access through our extensive retail network. We manage the savings business closely alongside other branch based retail financial services activities.

Distribution

The Group sells a wide range of third party financial services products together with its own range of savings products. Property services include residential estate agency, surveying, lettings and corporate property services. The Group sells face-to-face through its retail branches, over the telephone and online.

The distribution business grew its income by 3% to £244.7m in 2001. Operating profit fell from £23.0m to £13.9m as administrative expenses increased by 8% year on year to £230.8m. This reflects the continued investment in the development of this business, both in growing the number of advisers and promoting the brands.

The sales force grew strongly to 936 advisers by the end of 2001, having started the year with 801 advisers. We are now well down the road to reaching our 2003 goal of 1,000. New income per active adviser increased by 3% to £112k, an encouraging performance in a challenging investment market.

The MarketPlace and Charcol are now established names in the UK financial services market. During the year The MarketPlace brand was supported with TV advertising and there was further significant promotion of the Charcol brand. We also invested in an online wealth service that was launched in June.

Our brands have enjoyed demonstrable success in 2001 by winning a number of awards: The MarketPlace was voted "Best New Mortgage Service" by *Your Mortgage*, and Charcol was voted "Mortgage IFA of the Year" for the third year running by *Money Marketing.*

The Group is now the UK's largest independent mortgage broker. Mortgage broking income grew by 49% to £27.8m reflecting the success of our new business model and customer recognition of the value of our advice and choice proposition.

Regulated product income rose to £82.1m, reflecting our increasing sales force. This is particularly encouraging given the market wide reduction in commission levels. General insurance income fell 13% to £27.8m, due principally to the high level of mortgage redemptions, to which property insurance policies were linked.

On a like-for-like basis, property revenues were over 10% up in 2001 compared to 2000. Total property services income was flat. Given the closure of under-performing branches and the sale of Bradford & Bingley relocations in September 2000, this represents a strong underlying performance.

Group Services

Group Services are responsible for the provision of functional support such as HR, IT and Finance to the Group's business units. The costs for the provision of these services are, where appropriate, allocated to the relevant business, based on the cost driver. Group Services costs reduced by 15% (17% excluding amortisation) relative to 2000 despite expected expenditure increases associated with becoming a plc. The reduction in costs was most noticeable in IT following one-off investment in infrastructure in the second half of 2000.

Reserves & Treasury

Net interest income from Treasury was £74.9m in 2001, an increase of 28% on the previous year. Interest earnings relate principally to investment of the Group's free reserves, together with earnings of liquid asset balances, net of the cost of external wholesale funding and debt capital.

The Group's liquid assets fell by £150m during the year as we improved the efficiency of our regulatory liquidity. The opportunity was taken in April to launch a five year Floating Rate Note for £500m to support longer term funding. Group Treasury continues to be run prudently in support of the rest of the Group.

Our Isle of Man operation continued to provide a valuable source of funding to the Group, with balances increasing by 15% to £1.9bn in 2001.

Balance sheet

The Group's total assets fell by 4% to £23.6bn during the course of the year, as the result of the reduction in traditional residential lending assets brought about by the expected increase in post conversion back book redemptions. Commercial lending increased by £0.8bn to £2.7bn, reflecting our continued focus on the more specialist areas of lending whilst maintaining our credit quality standards.

Capital Structure

The Group's capital ratios have increased during 2001 as a result of a 4% uplift in total capital whilst risk weighted assets grew by less than 1%. The Tier 1 ratio has increased from 9.2% in 2000 to 9.7% at the end of 2001.

The Group's business is capital generative and therefore we are able to announce a share buy-back programme of up to £150m worth of shares, which we expect to execute over the next 18 months. Further actions will be taken as appropriate to utilise capital efficiently, whilst ensuring that the Group is properly placed to manage the impact of the proposed new capital requirements.

As at 31 December 2001 the Group's market capitalisation was £1.94bn. By the end of 2001 our share price was 15% ahead of the flotation price, whilst the UK Banks index rose 2% and the FTSE All Share index fell 15% in the same period.

Dividends

A final dividend of 8.7p per share has been proposed for payment on 3 May 2002 to shareholders registered on 22 March 2002. Together with the interim dividend of 4.3p per share, this gives a total dividend for the year of 13.0p per share, up 20% from the 2000 pro forma distribution. This represents a dividend cover of two times, reflecting the Board's desire to grow dividends, whilst maintaining a level of cover in line with comparable companies in the UK retail banking sector.

Outlook for 2002

During 2002 we will continue to develop our growing selective lending and financial services businesses, whilst continuing to control costs. In addition, we are managing capital through our £150m share buy-back programme.

We expect to see continued growth in revenues in 2002 notwithstanding the impact of the reduction in net interest income resulting from the full year effect of the post float outflows.

We believe our business model ideally suits us to take advantage of the changing regulatory environment and we will continue to invest in the growth of our distribution businesses. The year has started well; the quality and low risk profile of our businesses put us in a strong position for the future.

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

SUMMARY OF RESULTS

		31 December 2001	31 December 2000
GROUP FINANCIAL PERFORMANCE			
Profit before tax, exceptionals and goodwill	£m	**270.5**	249.9
Profit before tax and exceptionals	£m	**253.1**	231.4
Profit before tax	£m	**234.4**	158.7
Effective tax rate (excluding exceptionals)	%	**30.4**	35.4
Profit after tax	£m	**163.1**	76.8
Operating income	£m	**713.5**	695.5
Group net interest margin	%	**1.88**	1.80
Interest spread	%	**1.66**	1.56
Non-interest income to operating income ratio	%	**37.9**	38.8
Operating expenses (including depreciation & amortisation)	£m	**451.6**	443.0
Cost/income ratio	%	**63.3**	63.7
Return on equity (excluding exceptionals)	%	**14.2**	13.2
Underlying earnings per share	p	**26.0**	22.0
Basic earnings per share	p	**24.1**	11.3
Dividend per ordinary share	p	**13.0**	3.6
KEY INDICATORS			
Lending & Savings			
Retail margin	%	**2.37**	2.34
Net interest margin	%	**2.07**	2.05
Cost/income ratio	%	**36.0**	35.6
Return on risk weighted assets	%	**2.47**	2.47
Lending			
Net interest margin	%	**1.27**	1.09
Total managed lending assets	£bn	**18.7**	19.7
Residential managed assets	£bn	**16.0**	17.8
New residential advances	£bn	**2.4**	2.8
Residential redemptions	£bn	**4.2**	2.0
Residential redemptions (% opening book)	%	**23.6**	11.3
Residential mortgage market share (new advances)	%	**1.5**	2.4
New commercial and housing association advances	£bn	**0.9**	0.6
Risk weighted assets	£bn	**9.9**	9.8
Savings			
Net interest margin	%	**1.10**	1.25
Savings balances – convenience	£bn	**5.6**	6.7
Savings balances – value	£bn	**7.1**	7.2
Distribution			
Operating margin	%	**5.7**	9.7
Number of advisers (period end)		**936**	801
New income per adviser	£'000	**94**	100
New income per active adviser	£'000	**112**	109
Number of mortgages originated	'000	**37**	31
Mortgage origination market share	%	**2.2**	2.2
Number of regulated products sold	'000	**101**	87
Number of house exchanges	'000	**42**	45
Income per exchange	£	**1,662**	1,515
Estate agency market share	%	**2.6**	2.8
Capital Structure			
Tier 1	£m	**1,122.6**	1,060.2
Tier 1 ratio	%	**9.7**	9.2
Tier 2	£m	**595.6**	589.6
Total capital ratio	%	**13.9**	13.5
Tier 2 to Tier 1 ratio	%	**53.1**	55.6

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

CONSOLIDATED PROFIT & LOSS ACCOUNT (AUDITED)

For the year ended 31 December

	2001 £m	2000 £m
Interest receivable:		
Interest receivable and similar income arising from debt securities	**231.1**	259.3
Other interest receivable and similar income	**1,305.3**	1,416.4
Interest payable	**(1,093.6)**	(1,249.9)
Net interest income	**442.8**	425.8
Fees and commissions receivable	**272.6**	254.7
Fees and commissions payable	**(11.7)**	(8.8)
Other operating income	**9.8**	23.8
Operating income	**713.5**	695.5
Administrative expenses		
On-going	**(417.8)**	(411.1)
Exceptional	**(18.7)**	(77.7)
	(436.5)	(488.8)
Depreciation and amortisation	**(33.8)**	(31.9)
Provisions for bad and doubtful debts	**(6.1)**	(7.0)
Provision for pension review	**-**	(13.3)
Operating profit	**237.1**	154.5
Share of operating loss in joint venture	**(2.7)**	(0.8)
Profit on disposal of Group operations	**-**	5.0
Profit on ordinary activities before tax	**234.4**	158.7
Tax on profit on ordinary activities	**(71.3)**	(81.9)
Profit attributable to shareholders	**163.1**	76.8
Dividends	**(88.3)**	(24.4)
Profit retained for the financial year	**74.8**	52.4
Underlying basic earnings per share	**26.0p**	22.0p
Basic earnings per share	**24.1p**	11.3p
Diluted earnings per share	**24.0p**	11.3p

There were no material gains or losses in either year other than the profit shown above.

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

CONSOLIDATED BALANCE SHEET (AUDITED)

As at 31 December

	2001 £m	2000 £m
Assets		
Cash and balances at central banks	**39.9**	44.8
Treasury bills and other eligible bills	**38.5**	243.8
Loans and advances to banks	**1,635.2**	1,688.5
Loans and advances to customers	**17,354.5**	18,134.7
Loans and advances to customers subject to non-recourse funding	**1,382.7**	1,559.6
Less non-recourse funding	**(1,356.4)**	(1,514.4)
	26.3	45.2
Debt securities	**4,037.6**	3,923.7
Investment in joint ventures:		
Share of gross assets	**8.2**	5.0
Share of gross liabilities	**(10.1)**	(3.4)
	(1.9)	1.6
Loan to joint venture	**9.5**	2.6
	7.6	4.2
Intangible fixed assets	**119.4**	128.8
Tangible fixed assets	**150.4**	156.7
Own shares	**11.3**	9.9
Other assets	**54.8**	63.7
Prepayments and accrued income	**119.8**	198.2
Total assets	**23,595.3**	24,642.2
Liabilities		
Deposits by banks	**435.4**	482.3
Customer accounts	**16,104.5**	17,584.0
Debt securities in issue	**4,761.8**	4,348.3
Other liabilities	**296.0**	281.4
Accruals and deferred income	**101.4**	105.5
Provisions for liabilities and charges	**40.9**	60.2
Subordinated liabilities	**580.0**	580.0
Equity shareholders' funds:		
Called up share capital	**170.5**	170.5
Share premium account	**3.9**	3.9
Profit and loss account	**1,100.9**	1,026.1
	1,275.3	1,200.5
Total liabilities	**23,595.3**	24,642.2
Memorandum items: Commitments	**1,268.3**	795.5

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

CONSOLIDATED CASH FLOW STATEMENT (AUDITED)

For the year ended 31 December

	2001	2000
	£m	£m
Net cash inflow/(outflow) from operating activities	**156.8**	(460.1)
Returns on investments and servicing of finance		
Interest paid on subordinated liabilities	**(49.1)**	(45.2)
Taxation	**(69.8)**	(44.1)
Capital expenditure and financial investment		
Purchase of investment securities	**(6,888.7)**	(6,131.0)
Sale and maturity of investment securities	**6,955.9**	6,644.8
Purchase of tangible fixed assets	**(22.6)**	(22.7)
Sale of tangible fixed assets	**4.4**	14.4
Purchase of own shares	**(2.8)**	(9.9)
Disposal of own shares	**1.4**	-
Net cash inflow from capital expenditure and financial investment	**47.6**	495.6
Acquisitions and disposals		
Net cash outflow from purchase of John Charcol Holdings Ltd	**-**	(97.1)
Net cash outflow from investment in joint ventures	**(7.0)**	(2.4)
Net cash inflow from disposal of Bradford & Bingley Relocation Services Ltd	**-**	7.4
Net cash inflow from disposal of joint venture	**0.9**	-
Net cash outflow from acquisitions and disposals	**(6.1)**	(92.1)
Equity dividends paid	**(53.8)**	-
Financing		
Net proceeds from issue of subordinated liabilities	**-**	125.0
Repayment of subordinated liabilities	**-**	(5.0)
Increase/(decrease) in cash	**25.6**	(25.9)

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS (AUDITED)

For the year ended 31 December

	2001	2000
	£m	£m
Profit attributable to shareholders of Bradford & Bingley plc	**163.1**	76.8
Dividends	**(88.3)**	(24.4)
	74.8	52.4
Issue of free shares to employees	**-**	4.3
Net addition to shareholders' funds	**74.8**	56.7
Opening shareholders' funds	**1,200.5**	1,143.8
Closing shareholders' funds	**1,275.3**	1,200.5

No note of historical cost profits and losses has been presented here as there is no material difference between the Group's results as disclosed in the Consolidated Profit and Loss Account and the results on an unmodified historical cost basis.

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

NOTES TO THE FINANCIAL STATEMENTS

1. Net Interest Income

	Year ended 31 December 2001	Year ended 31 December 2000
	£m	£m
Net interest income	442.8	425.8
Average balances of interest-earning assets (IEA)	23,542	23,696
Financed by:		
Interest-bearing liabilities	22,438	22,704
Interest-free liabilities	1,104	992
Average rates	%	%
Gross yield on IEA	6.53	7.07
Cost of interest-bearing liabilities	4.87	5.51
Interest spread	1.66	1.56
Contribution of interest-free liabilities	0.22	0.24
Net interest margin on average IEA	**1.88**	**1.80**
Average bank base rate	5.12	5.96
Average 3-month Libor	5.04	6.19

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

2. Other Income

	Year ended 31 December 2001	Year ended 31 December 2000
Property services	**107.0**	107.8
Regulated products	**82.1**	78.8
General insurance	**27.8**	31.9
Independent mortgage advice	**27.8**	18.7
Lending related income	**22.8**	19.9
Other	**3.2**	12.6
	270.7	**269.7**

3. Administrative expenses

	Year ended 31 December 2001	Year ended 31 December 2000
Staff related costs	**209.4**	199.0
Premises	**33.2**	37.7
Marketing	**31.8**	29.4
Information technology	**15.5**	22.1
Depreciation	**24.4**	23.0
Goodwill and premium amortisation	**17.4**	18.5
Alltel Mortgage Solutions service charge	**23.2**	9.0
Legal and professional	**17.8**	19.1
Other	**78.9**	85.2
Administrative expenses - ongoing	**451.6**	**443.0**
Exceptional costs -		
Reorganisation	**18.7**	7.8
Conversion	**-**	69.9
Total	**470.3**	**520.7**

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

4. Segmental reporting

	Year ended 31 December 2001						
	Lending	Savings	Distribution	Reserves & Treasury	Group Services	Joint Venture	Group
Net interest income	225.8	142.1	-	74.9	-	-	442.8
Other income	22.8	-	244.7	0.1	3.1	-	270.7
Total income	**248.6**	**142.1**	**244.7**	**75.0**	**3.1**	-	**713.5**
Administrative expenses	(53.5)	(87.0)	(230.8)	(8.1)	(72.2)	-	(451.6)
Bad debt provision	(6.1)	-	-	-	-	-	(6.1)
Share of loss in joint venture	-	-	-	-	-	(2.7)	(2.7)
Pension review provisions	-	-	-	-	-	-	-
Profit before tax & exceptionals	**189.0**	**55.1**	**13.9**	**66.9**	**(69.1)**	**(2.7)**	**253.1**
Exceptional costs	-	-	-	-	(18.7)	-	(18.7)
Profit on disposal of subsidiary	-	-	-	-	-	-	-
Profit before tax	**189.0**	**55.1**	**13.9**	**66.9**	**(87.8)**	**(2.7)**	**234.4**
Total Assets	**17,440.4**	-	**146.6**	**6,008.3**	-	-	**23,595.3**
Net Assets	**936.1**	-	**13.1**	**299.1**	-	-	**1,275.3**

	Year ended 31 December 2000						
	Lending	Savings	Distribution	Reserves & Treasury	Group Services	Joint Venture	Group
Net interest income	196.9	170.9	(0.3)	58.3	-	-	425.8
Other income	19.9	-	237.2	0.2	12.4	-	269.7
Total income	**216.8**	**170.9**	**236.9**	**58.5**	**12.4**	-	**695.5**
Administrative expenses	(52.8)	(85.1)	(213.9)	(6.3)	(84.9)	-	(443.0)
Bad debt provision release	(7.0)	-	-	-	-	-	(7.0)
Share in loss of joint venture	-	-	-	-	-	(0.8)	(0.8)
Pension review provisions	-	-	(13.3)	-	-	-	(13.3)
Profit before tax & exceptionals	**157.0**	**85.8**	**9.7**	**52.2**	**(72.5)**	**(0.8)**	**231.4**
Exceptional costs	-	-	-	-	(77.7)	-	(77.7)
Profit on disposal of subsidiary	-	-	-	-	5.0	-	5.0
Profit before tax	**157.0**	**85.8**	**9.7**	**52.2**	**(145.2)**	**(0.8)**	**158.7**
Total Assets	**18,186.7**	-	**96.6**	**6,358.9**	-	-	**24,642.2**
Net Assets	**905.5**	-	**8.9**	**286.1**	-	-	**1,200.5**

Notes:

(a) In order to analyse net interest income by business segment it is necessary to apply a transfer price to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Distribution segment has been determined on the basis of market rates for such activity.

(b) Exceptional costs have not been allocated across business segments since they are the consequence of Group-level decisions.

(c) The Group operates entirely within the financial services sector and accordingly no segmental analysis of turnover has been presented.

(d) For the purposes of segmental information net assets have been allocated to Lending and Distribution on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets.

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

5. Lending - Net New Lending

	Mortgage Express	Traditional	Securitised	**Sub Total Managed Residential**	Commercial & Housing Association	**TOTAL**
2001						
Opening balances	1,973.3	14,274.5	1,559.6	17,807.4	1,913.7	19,721.1
Advances	1,754.2	616.3	54.4	2,424.9	928.1	3,353.0
Transfers	121.3	(121.3)	-	-	-	-
Redemptions	(346.4)	(3,625.8)	(231.3)	(4,203.5)	(133.4)	(4,336.9)
Net addition to book	**1,529.1**	**(3,130.8)**	**(176.9)**	**(1,778.6)**	**794.7**	**(983.9)**
Closing book	3,502.4	11,143.7	1,382.7	16,028.8	2,708.4	18,737.2
2000						
Opening balances	1,836.2	14,462.8	665.3	16,964.3	1,485.4	18,449.7
Advances	1,327.9	1,474.6	-	2,802.5	599.9	3,402.4
Transfers	(1,015.8)		1,015.8	-	-	
Redemptions	(175.0)	(1,662.9)	(121.5)	(1,959.4)	(171.6)	(2,131.0)
Net addition to book	**137.1**	**(188.3)**	**894.3**	**843.1**	**428.3**	**1,271.4**
Closing book	1,973.3	14,274.5	1,559.6	17,807.4	1,913.7	19,721.1

6. Incentives to Customers

Cashbacks, interest discounts and other incentives to customers are amortised against interest receivable and similar income or interest payable over a 12 month period commencing from date of completion. Unamortised cashbacks and other incentives are held within prepayments and accrued income. The provision for interest discounts is shown within other liabilities.

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

7. Provisions for bad and doubtful debts

Provisions against loans and advances to customers have been made as follows:

	Year ended 31 December 2001			
	Advances secured on residential property	Other secured advances	Unsecured loans	Total
At 1 January 2001 :				
General provision	9.5	-	0.1	9.6
Specific provision	17.8	0.8	0.3	18.9
Total	**27.3**	**0.8**	**0.4**	**28.5**
Amounts written (off)/back during the year :	(1.4)	0.1	(0.1)	(1.4)
Profit and Loss account :				
Increase in provisions	8.9	1.2	0.2	10.3
Adjustments to specific provisions resulting from recoveries during 2001	(4.1)	(0.1)	-	(4.2)
Total	**4.8**	**1.1**	**0.2**	**6.1**
At 31 December 2001 :				
General provision	15.3	1.0	0.3	16.6
Specific provision	15.4	1.0	0.2	16.6
Total	**30.7**	**2.0**	**0.5**	**33.2**

	Year ended 31 December 2000			
	Advances secured on residential property	Other secured advances	Unsecured loans	Total
At 1 January 2000:				
General provision	8.2	-	-	8.2
Specific provision	22.8	0.9	0.3	24.0
Total	**31.0**	**0.9**	**0.3**	**32.2**
Amounts written off during the year:	(8.9)	(1.8)	-	(10.7)
Profit and Loss account:				
Increase in provisions	8.7	1.9	0.1	10.7
Adjustments to specific provisions resulting from recoveries during 2000	(3.5)	(0.2)	-	(3.7)
Total	**5.2**	**1.7**	**0.1**	**7.0**
At 31 December 2000:				
General provision	9.5	-	0.1	9.6
Specific provision	17.8	0.8	0.3	18.9
Total	**27.3**	**0.8**	**0.4**	**28.5**

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

8. Non Performing Loans

	2001	2000
Arrears		
Over 3 months		
Number of cases	6,788	7,371
% of total	1.90	2.21
Asset value	£320m	£345m
% of book	2.00	1.93
Over 12 months		
Number of cases	1,216	1,448
% of total	0.34	0.43
Asset value	£92m	£107m
% of book	0.58	0.60
Possession		
Number of cases	294	329
% of total	0.08	0.10
Asset value	£14m	£14m
% of book	0.09	0.08
Residential bad debt provisions (as % total lending assets)		
Traditional	0.08	0.06
Selective	0.64	0.96
Total residential	0.21	0.17

The Group also has insurance with its offshore captive insurance subsidiary, which has assets of £35.3m (2000: £24.2m) to protect the Group from losses on residential lending.

9. Taxation

The 2001 tax charge equates to an underlying effective rate of 30.4% excluding exceptional costs. This is reconciled to the standard UK rate as follows:

Corporation Tax

	%
Standard tax rate for 2001	30.0
Expenses disallowed for tax purposes	1.6
Lower tax rate on overseas earning	(1.2)
Total	30.4

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

10. Loans and advances to customers

	31 December 2001	31 December 2000
Loans and advances to customers:		
Advances secured on residential properties	17,075.4	18,182.1
Other secured advances	1,545.9	1,464.3
Unsecured loans	115.9	47.9
Non-recourse funding	(1,356.4)	(1,514.4)
Total	**17,380.8**	**18,179.9**

11. Capital structure

The Group's capital ratios are summarised below.

	2001 £m	2000 £m
Tier 1		
Share capital and reserves	1,243.2	1,189.0
Goodwill deduction	(120.7)	(128.8)
Total Tier 1 capital	**1,122.5**	1,060.2
Upper Tier 2		
Perpetual subordinated debt	105.0	105.0
General provisions	16.6	9.6
Total Upper Tier 2 capital	**121.6**	114.6
Lower Tier 2		
Term subordinated debt	475.0	475.0
Total Tier 2 capital	**596.6**	589.6
Deductions	(105.5)	(97.5)
Total Capital	**1,613.6**	1,552.3
Risk Weighted Assets (£bn)	11.6	11.5
Tier 1 ratio (%)	9.7	9.2
Total capital ratio (%)	13.9	13.5
Tier 2 to Tier 1 ratio (%)	53.1	56.0

Note: As at 31 December 2001, the Group's market capitalisation was £1.94bn.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

12. Earnings per Share

	2001 Millions	2000 Millions
Weighted average number of ordinary shares in issue	677.5	677.7
Dilutive effect of ordinary shares issuable under Company share scheme	2.6	0.2
Diluted ordinary shares	**680.1**	**677.9**

Shares acquired by employee share trusts which are held on the Group Balance Sheet have been excluded from the calculation of earnings per share as, under Financial Reporting Standard No.14, they are treated as if they are cancelled until such time as they vest unconditionally in the employee.

The earnings, net of corporation tax, used in calculating the basic, underlying and diluted earnings per share were as follows:

	2001 £m	2000 £m
Basic and diluted earnings: profit attributable to the shareholders of Bradford & Bingley plc	163.1	76.8
Add: reorganisation costs	13.1	7.1
Add: conversion costs	-	69.9
Less: profit on disposal of subsidiary	-	(5.0)
Underlying earnings	**176.2**	**148.8**

The underlying basic earnings per share figure is reported because, in the opinion of the Directors, its inclusion is necessary to enable shareholders to assess the Group's underlying performance.

For the year 2000, the weighted average number of ordinary shares used in calculating the basic, underlying and diluted earnings per share has been calculated as if the share issue on 4 December 2000 had taken place on 1 January 2000.

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

13. Retail Branch Network

	31 December 2001	31 December 2000
Branches:		
- Banking	210	221
- Estate Agency	258	315
- Integrated	57	57
	525	**593**
- *Charcol*	13	10

14. Staff Numbers (average)

	Year ended 31 December 2001	Year ended 31 December 2000
Full time	6,092	6,747
Part time	2,152	2,177
Headcount	**8,244**	**8,924**
Full time equivalent	**7,116**	**7,783**
Branch offices	1,427	1,665
Charcol	420	495
Estate Agency offices	2,888	3,043
Supporting functions	2,381	2,580

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

15. Basis of Preparation

Accounting Policies

In preparing this financial information there have been no material changes to the accounting policies previously applied by the Company in preparing its Annual Accounts for the year ended 31 December 2000.

Statutory accounts

The financial information included in this announcement does not constitute statutory accounts for the years ended 31 December 2001 or 2000 within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2001 will be filed with the Registrar of Companies for England and Wales following publication. The auditors have reported on those accounts; their reports in each case for the years ended 31 December 2001 and 31 December 2000 were unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

16. Forward Looking Statements

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Bradford & Bingley Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

SHAREHOLDER INFORMATION

Financial calendar 2002

20 February	Preliminary results for 2001 announced
23 April	Annual General Meeting
14 August	Interim results for 2002 announced

Ordinary Dividend

20 March	Ex-dividend date
22 March	Record date
3 May	Payment of dividend for 2001
28 August	Ex-dividend date
30 August	Record date
11 October	Payment of interim dividend for 2002

Shareholders' interests in shares at 31 December 2001*

Size of holding	Number of shareholders	%	Number of shares	%
1 – 250	1,271,420	97.218	316,655,798	46.43
251 – 500	23,368	1.787	10,257,541	1.51
501 – 1,000	8,242	0.630	6,105,980	0.90
1,001 – 5,000	4,020	0.307	7,324,759	1.07
5,001 – 10,000	195	0.015	1,461,074	0.21
10,001 – 100,000	304	0.023	11,148,651	1.63
100,001 – 200,000	69	0.005	9,913,231	1.45
200,001 – 500,000	76	0.006	25,015,198	3.67
Over 500,000	115	0.009	294,117,768	43.13
Total	1,307,809	100.000	682,000,000	100.00

* The interests above include holdings in Bradford & Bingley Nominee Account, certificated and uncertificated holdings and those shares held on behalf of staff by the Trustees of the Bradford & Bingley Share Ownership Trust.

BRADFORD & BINGLEY GROUP ANNUAL RESULTS 2001

CONTACTS

Should you have any queries please contact one of the following:

Press Office:

Siobhan Hotten
Head of Public Relations
Bradford & Bingley plc
Lintas House
15–19 New Fetter Lane
London
EC4A 1AP

Tel: 020 7550 6751
Fax: 020 7550 6654
Email: siobhan.hotten@bbg.co.uk

Andrew Grant
Partner
Tulchan Communications Limited
8th Floor
21 New Fetter Lane
London
EC4A 1AE

Tel: 020 7353 4200

Email: B&B@tulchangroup.com

Investor Relations:

Phillip McLelland
Head of Group Financial Planning
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

Tel: 01274 806 112
Fax: 01274 554 357
Email: phillip.mclelland@bbg.co.uk

Kirsty Macmaster
Macmaster & Company
25 Bruton Street
London
W1J 9QH

Tel: 020 7493 9500
Fax: 020 7493 9600
Email: k.macmaster@macmaster.co.uk